                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549
                                ___________________

                                   SCHEDULE 13E-3
                          RULE 13E-3 TRANSACTION STATEMENT
         (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                 (AMENDMENT NO. 3)

                           ROCK BOTTOM RESTAURANTS, INC.
                                (Name of the Issuer)

                           ROCK BOTTOM RESTAURANTS, INC.
                                  RB CAPITAL, INC.
                               RBR ACQUISITION CORP.
                                    FRANK B. DAY
                                 ROBERT D. GREENLEE
                                    DAVID M. LUX
                                    ARTHUR WONG
                      (Name of the Person(s) Filing Statement)

                       Common Stock, Par Value $.01 Per Share
                           (Title of Class of Securities)

                                     771833100
                       (CUSIP Number of Class of Securities)
                                ___________________

                                  William S. Hoppe
                           Rock Bottom Restaurants, Inc.
                         248 Centennial Parkway, Suite 100
                            Louisville, Colorado  80027
                                   (303) 664-4000
    (Name, Address and Telephone Number of Person Authorized to Receive Notices
            and Communications on Behalf of Person(s) Filing Statement)
                       _____________________________________

                                     COPIES TO:

         Mark D. Gerstein, Esq.                     Paul Hilton, Esq.
            Latham & Watkins                   Davis, Graham & Stubbs LLP
         Sears Tower, Suite 5800           370 Seventeenth Street, Suite 4700
        Chicago, Illinois  60606              Denver, Colorado  80201-0185
             (312) 876-7700                          (303) 892-9400

     This statement is filed in connection with (check the appropriate box):

 a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

 b. [ ] The filing of a registration statement under the Securities Act of 1933.

 c.  [ ]  A tender offer.

 d.  [ ]  None of the above.

   Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

                             CALCULATION OF FILING FEE


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
          Transaction Valuation*                  Amount Of Filing Fee**
               $62,112,544                             $12,423
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


* For purposes of calculating the filing fee only. Determined by (1) multiplying 8,163,755 shares of common stock, par value $.01 per share, of Rock Bottom Restaurants, Inc. (less an aggregate of 2,200,173 shares to be contributed to RB Capital, Inc. by certain of its affiliates) by $10.00 per share, and (2) adding thereto the aggregate amount anticipated to be paid to certain persons holding options to acquire shares of common stock in consideration of cancellation of such options (assuming an aggregate of 966,907 options are canceled in exchange for cash in the transaction).

** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the value of the securities proposed to be acquired.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $12,423    Filing party: Rock Bottom Restaurants, Inc.
                                                 RB Capital, Inc.
                                                 RBR Acquisition Corp.
                                                 Frank B. Day
                                                 Robert D. Greenlee
                                                 David M. Lux
                                                 Arthur Wong

Form or registration no.:  13E-3   Date filed:  April 19, 1999 and June 18, 1999

                                    INTRODUCTION


     This Amendment No. 3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") filed jointly by Rock Bottom Restaurants, Inc., a Delaware corporation (the "Company"), RB Capital, Inc., a Delaware corporation ("RB Capital"), RBR Acquisition Corp., a
Delaware corporation ("RBR Acquisition"), and Frank B. Day, Robert D. Greenlee, David M. Lux and Arthur Wong, each an individual, with the Securities and Exchange Commission (the "Commission") on April 19, 1999 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder, as amended by Amendment No. 1 thereto, filed on June 4, 1999, and Amendment No. 2 thereto, filed on June 18, 1999, in connection with the proposed merger (the "Merger") of the Company with and into RBR Acquisition pursuant to an Agreement and Plan of Merger, dated as of March 18, 1999 (the "Merger Agreement"), by and among the Company, RB Capital and RBR Acquisition. RB Capital and RBR Acquisition were each formed by Messrs. Day, Greenlee, Lux and Wong in connection with the Merger and RBR Acquisition is a wholly owned subsidiary of RB Capital.

     In the Merger and pursuant to the terms and conditions set forth in the Merger Agreement, the Company will merge with and into RBR Acquisition, with the Company as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger, each issued and outstanding share of common stock, par value $.01 per share, of the Company (the "Shares") (other than Shares held by (1) the Company or any of its wholly-owned subsidiaries, (2) RB Capital or RB Acquisition, or (3) stockholders who perfect their rights under Delaware law to dissent from the Merger and seek an appraisal of their Shares) will be converted into and become the right to receive $10.00 per Share in cash, without interest. As a result of the Merger, RB Capital will own 100% of the capital stock of the Surviving Corporation.

     Concurrently with the filing of this Schedule 13E-3, the Company is filing a definitive proxy statement (the "Proxy Statement") pursuant to which the stockholders of the Company will be given notice of the Merger. A copy of the Proxy Statement is attached hereto as Exhibit 99(d)(1). The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this
Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the schedules, exhibits, appendices and annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

                               CROSS REFERENCE SHEET


 ITEM IN SCHEDULE 13E-3  LOCATION IN PROXY STATEMENT
 ----------------------  ---------------------------
 Item 1.  Issuer and Class of Security Subject to the Transaction.

       (a)...........    Cover Page and "THE PARTIES"

       (b)...........    Cover Page and "INFORMATION CONCERNING THE SPECIAL
                         MEETING -- Record Date; Voting at the Meeting; Quorum"

       (c)-(d).......    "MARKET FOR THE COMMON STOCK -- Common Stock Market
                         Price Information; Dividend Information"

       (e)...........    *

       (f)...........    "MARKET FOR THE COMMON STOCK -- Common Stock Purchase
                         Information"

 Item 2. Identity and Background.

       (a)-(d) and (g)   "THE PARTIES" and "DIRECTORS AND MANAGEMENT"

       (e)-(f).......    *

                                       2

 Item 3. Past Contacts, Transactions or Negotiations.

       (a)(1).......     "SPECIAL FACTORS -- Interests of Certain Persons in
                         the Merger; Certain Relationships -- Affiliated
                         Leases" and "SPECIAL FACTORS -- Interests of Certain
                         Persons in the Merger; Certain Relationships -- Other
                         Arrangements with Affiliates"

       (a)(2) and (b)    "SUMMARY," "INFORMATION CONCERNING THE SPECIAL MEETING
                         -- Required Vote," "SPECIAL FACTORS -- Background of
                         the Merger," "SPECIAL FACTORS -- Interests of Certain
                         Persons in the Merger; Certain Relationships,"
                         "SPECIAL FACTORS -- Financing of the Merger -- Equity
                         Contributions" and "SPECIAL FACTORS -- Financing of
                         the Merger -- Sale-Leaseback Transactions"

 Item 4. Terms of the Transaction.

       (a)..........     Cover Page, "SUMMARY,"  "THE MERGER AGREEMENT," "THE
                         VOTING AGREEMENT" and Annex A

       (b)..........     "SUMMARY," "INFORMATION CONCERNING THE SPECIAL MEETING
                         -- Required Vote," "SPECIAL FACTORS -- Interests of
                         Certain Persons in the Merger; Certain Relationships,"
                         "THE MERGER AGREEMENT -- The Merger; Merger
                         Consideration," "THE MERGER AGREEMENT -- Treatment of
                         Certain Shares Held by the Founders and Certain Other
                         Individuals" and "THE VOTING AGREEMENT"

 Item 5. Plans or Proposals of the Issuer or Affiliate.

       (a)-(g)......     "SUMMARY," "SPECIAL FACTORS -- Interests of Certain
                         Persons in the Merger; Certain Relationships,"
                         "SPECIAL FACTORS -- Certain Effects of the Merger" and
                         "SPECIAL FACTORS -- Plans for the Company after the
                         Merger"

 Item 6. Source and Amount of Funds or Other Consideration.

       (a)..........     "SUMMARY" and "SPECIAL FACTORS -- Financing of the
                         Merger"

       (b)..........     "SPECIAL FACTORS -- Fees and Expenses"

       (c)..........     "SUMMARY," "SPECIAL FACTORS -- Plans for the Company
                         after the Merger" and "SPECIAL FACTORS -- Financing of
                         the Merger"

       (d)..........     *

 Item 7. Purpose(s), Alternatives, Reasons and Effects.

       (a)-(c)......     "SPECIAL FACTORS -- Background of the Merger,"
                         "SPECIAL FACTORS -- Recommendation of the Special
                         Committee and Board of Directors; Fairness of the
                         Merger," "SPECIAL FACTORS -- RB Capital's and RBR
                         Acquisition's Purpose and Reason for the Merger" and
                         "SPECIAL FACTORS --Plans for the Company after the
                         Merger"

       (d)..........     "SPECIAL FACTORS -- Recommendation of the Special
                         Committee and Board of Directors; Fairness of the
                         Merger," "SPECIAL FACTORS -- RB Capital's and RBR
                         Acquisition's Purpose and Reason for the Merger,"
                         "SPECIAL FACTORS -- Interests of Certain Persons in
                         the Merger; Certain Relationships," "SPECIAL FACTORS --
                         Certain Effects of the Merger," "SPECIAL FACTORS --
                         Financing of the Merger -- Equity Contributions" and
                         "SPECIAL FACTORS -- Material Federal Income Tax
                         Consequences of the Merger."

                                       3


 Item 8. Fairness of the Transaction.

       (a)-(f)......     "SPECIAL FACTORS -- Background of the Merger,"
                         "SPECIAL FACTORS -- Recommendation of the Special
                         Committee and Board of Directors; Fairness of the
                         Merger," "SPECIAL FACTORS -- Opinion of Financial
                         Advisor to the Special Committee," "SPECIAL FACTORS
                         -- RB Capital's and RBR Acquisition's Purpose and
                         Reason for the Merger" and Annex B

 Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

       (a)-(c)......     "SPECIAL FACTORS -- Background of the Merger,"
                         "SPECIAL FACTORS -- Recommendation of the Special
                         Committee and Board of Directors; Fairness of the
                         Merger," "SPECIAL FACTORS -- Opinion of Financial
                         Advisor to the Special Committee," "SPECIAL FACTORS --
                         RB Capital's and RBR Acquisition's Purpose and Reason
                         for the Merger" and Annex B

 Item 10. Interest in Securities of the Issuer.

        (a)-(b).....     "SUMMARY," "INFORMATION CONCERNING THE SPECIAL MEETING
                         -- Required Vote," "SPECIAL FACTORS -- Interests of
                         Certain Persons in the Merger; Certain Relationships -
                         - Retained Equity Interest," "SPECIAL FACTORS --
                         Interests of Certain Persons in the Merger; Certain
                         Relationships -- Restricted Stock," "THE VOTING
                         AGREEMENT," "MARKET FOR THE COMMON STOCK -- Common
                         Stock Purchase Information" and "SECURITY OWNERSHIP OF
                         CERTAIN BENEFICIAL OWNERS AND MANAGEMENT"

 Item 11. Contracts, Arrangements or Understandings with Respect to the
          Issuer's Securities.

                         "SUMMARY," "INFORMATION CONCERNING THE SPECIAL MEETING
                         -- Required Vote," "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Interests of Certain
                         Persons in the Merger; Certain Relationships,"
                         "SPECIAL FACTORS -- Financing of the Merger -- Equity
                         Contributions," "THE MERGER AGREEMENT" and "THE VOTING
                         AGREEMENT"

 Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

        (a)-(b).....     "SUMMARY," "INFORMATION CONCERNING THE SPECIAL MEETING
                         -- Purpose of the Special Meeting," "INFORMATION
                         CONCERNING THE SPECIAL MEETING -- Required Vote,"
                         "SPECIAL FACTORS -- Background of the Merger,"
                         "SPECIAL FACTORS -- Recommendation of the Special
                         Committee and Board of Directors; Fairness of the
                         Merger," "SPECIAL FACTORS -- RB Capital's and RBR
                         Acquisition's Purpose and Reason for the Merger,"
                         "SPECIAL FACTORS -- Financing of the Merger -- Equity
                         Contributions," "THE MERGER AGREEMENT -- Treatment of
                         Certain Shares Held by the Founders and Certain Other
                         Individuals" and "THE VOTING AGREEMENT"

 Item 13. Other Provisions of the Transaction.

        (a).........     "SUMMARY -- Dissenters' Rights of  Appraisal,"
                         "DISSENTERS' RIGHTS OF APPRAISAL" and Annex C

        (b)-(c).....     *

 Item 14. Financial Information.

        (a).........     "SUMMARY -- Selected Consolidated Financial Data of
                         the Company" and "WHERE YOU CAN FIND MORE INFORMATION"

        (b).........     *

 Item 15. Persons and Assets Employed, Retained or Utilized.

        (a)-(b).....     "SUMMARY," "INFORMATION CONCERNING THE SPECIAL MEETING
                         -- Purpose of the Special Meeting," "INFORMATION
                         CONCERNING THE SPECIAL MEETING -- Proxy Solicitation,"
                         "SPECIAL FACTORS -- Background of the Merger,"
                         "SPECIAL FACTORS -- Interests of Certain Persons in
                         the Merger; Certain Relationships," "SPECIAL FACTORS -
                         - Financing of the Merger -- Equity Contributions,"
                         "SPECIAL FACTORS -- Financing of the Merger -- Sale-
                         Leaseback Transactions," "THE MERGER AGREEMENT --
                         Treatment of Certain Shares Held by the Founders and
                         Certain Other Individuals" and "THE VOTING AGREEMENT"

 Item 16. Additional Information.

                        "CERTAIN LITIGATION" and the entire Proxy Statement,
                         together with the proxy card

 Item 17. Material to be Filed as Exhibits.

        (a)-(f).....     Separately filed with this Schedule 13E-3


______________

* The Item is not required to be included in the Proxy Statement, is inapplicable or the answer thereto is in the negative.

 ITEM 1.    ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

       (a) The name of the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction is Rock Bottom Restaurants, Inc., a Delaware corporation, which has its principal executive offices at 248 Centennial Parkway, Suite 100, Louisville, Colorado 80027.

       (b) The title of the class of securities which is the subject of the Rule 13e-3 transaction is the common stock, par value $.01 per share, of the Company. The information set forth on the Cover Page to the Proxy Statement and in the section entitled "INFORMATION CONCERNING THE SPECIAL MEETING -- Record Date; Voting at the Meeting; Quorum" of the Proxy Statement is incorporated herein by reference.

       (c)-(d) The information set forth in the section entitled "MARKET FOR THE COMMON STOCK -- Common Stock Market Price Information; Dividend Information" of the Proxy Statement is incorporated by reference herein.

       (e) None of the Company, RB Capital, RBR Acquisition, or any of Messrs. Day, Greenlee, Lux or Wong has made an underwritten public offering of the Shares during the past three years.

       (f) The information set forth in the sections entitled "MARKET FOR THE COMMON STOCK -- Common Stock Purchase Information" of the Proxy Statement is incorporated herein by reference.

ITEM 2.     IDENTITY AND BACKGROUND.

       (a)-(d) This Schedule 13E-3 is being filed jointly by the Company, RB Capital, RBR Acquisition, Frank B. Day, Robert D. Greenlee, David M. Lux and Arthur Wong. The Company is the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction. The information set forth in the sections entitled "THE PARTIES" and "DIRECTORS AND MANAGEMENT" of the Proxy Statement is incorporated herein by reference.

       (e) During the last five years, none of the Company, RB Capital, RBR Acquisition, nor, to the best of their knowledge, any of the persons set forth in the section entitled "DIRECTORS AND MANAGEMENT" of the Proxy Statement, including Messrs. Day, Greenlee, Wong and Lux, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (f) During the last five years, none of the Company, RB Capital, RBR Acquisition, nor, to the best of their knowledge, any of the persons set forth in the section entitled "DIRECTORS AND MANAGEMENT" of the Proxy Statement, including Messrs. Day, Greenlee, Wong and Lux, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

       (g) The information set forth in the section entitled "DIRECTORS AND MANAGEMENT" of the Proxy Statement is incorporated herein by reference.

ITEM 3.     PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

       (a)(1) The information set forth in the sections entitled "SPECIAL FACTORS -- Interests of Certain Persons in the Merger; Certain Relationships -- Affiliated Leases" and "SPECIAL FACTORS -- Interests of Certain Persons in the Merger; Certain Relationships -- Other Arrangements with Affiliates" of the Proxy Statement is incorporated herein by reference.

       (a)(2) The information set forth in the sections entitled "SUMMARY," "INFORMATION CONCERNING THE SPECIAL MEETING -- Required Vote," "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Interests of Certain Persons in the Merger; Certain Relationships," "SPECIAL FACTORS -- Financing of the Merger -- Equity Contributions" and "SPECIAL FACTORS -- Financing of the Merger -- Sale-Leaseback Transactions" of the Proxy Statement is incorporated herein by reference.

       (b) The information set forth in the sections entitled "SUMMARY," "INFORMATION CONCERNING THE SPECIAL MEETING -- Required Vote," "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Interests of Certain Persons in the Merger; Certain Relationships," "SPECIAL FACTORS -- Financing of the Merger -- Equity Contributions" and "SPECIAL FACTORS -- Financing of the Merger -- Sale-Leaseback Transactions" of the Proxy Statement is incorporated herein by reference.

ITEM 4.     TERMS OF THE TRANSACTION.

       (a) The information set forth on the Cover Page to the Proxy Statement and in the sections entitled "SUMMARY," "THE MERGER AGREEMENT" and "THE VOTING AGREEMENT" of the Proxy Statement and in Annex A to the Proxy Statement is incorporated herein by reference.

       (b) The information set forth in the sections entitled "SUMMARY," "INFORMATION CONCERNING THE SPECIAL MEETING -- Required Vote," "SPECIAL FACTORS -- Interests of Certain Persons in the Merger; Certain Relationships," "THE MERGER AGREEMENT -- The Merger; Merger Consideration," "THE MERGER AGREEMENT -- Treatment of Certain Shares Held by the Founders and Certain Other Individuals" and "THE VOTING AGREEMENT" of the Proxy Statement is incorporated herein by reference.

ITEM 5.     PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

       (a)-(g) The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS -- Interests of Certain Persons in the Merger; Certain Relationships," "SPECIAL FACTORS -- Certain Effects of the Merger" and "SPECIAL FACTORS -- Plans for the Company after the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 6.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       (a) The information set forth in the sections entitled "SUMMARY" and "SPECIAL FACTORS -- Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

       (b) The information set forth in the section entitled "SPECIAL FACTORS -- Fees and Expenses" of the Proxy Statement is incorporated herein by reference.

       (c) The information set forth in the sections entitled "SUMMARY," "SPECIAL FACTORS -- Plans for the Company after the Merger" and "SPECIAL FACTORS -- Financing of the Merger" of the Proxy Statement is incorporated herein by reference.

       (d) None of the Company, RB Capital, RBR Acquisition or any of Messrs. Day, Greenlee, Lux or Wong has requested that the name of the banks providing funds to be used in the Merger be kept confidential.

ITEM 7.     PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

       (a)-(c) The information set forth in the sections entitled "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS --Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," "SPECIAL FACTORS -- RB Capital's Purpose and Reason for the Merger" and "SPECIAL FACTORS -- Plans for the Company after the Merger" of the Proxy Statement is incorporated herein by reference.

       (d) The information set forth in the sections entitled "SPECIAL FACTORS -- Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," "SPECIAL FACTORS -- Interests of Certain Persons in the Merger; Certain Relationships," "SPECIAL FACTORS -- Certain Effects of the Merger," "SPECIAL FACTORS -- Financing of the Merger -- Equity Contributions" and "SPECIAL FACTORS -- Material Federal Income Tax Consequences of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 8.     FAIRNESS OF THE TRANSACTION.

       (a)-(f) The information set forth in the sections entitled "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," "SPECIAL FACTORS -- Opinion of Financial Advisor to the Special Committee," "SPECIAL FACTORS -- RB Capital's and RBR Acquisition's Purpose and Reason for the Merger" of the Proxy Statement and in Annex B to the Proxy Statement is incorporated herein by reference.

ITEM 9.     REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

       (a)-(c) The information set forth in the sections entitled "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," "SPECIAL FACTORS -- Opinion of Financial Advisor to the Special Committee" and "SPECIAL FACTORS -- RB Capital's Purpose and Reason for the Merger" of the Proxy Statement and in Annex B to the Proxy Statement is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

       (a)-(b) The information set forth in the sections entitled "SUMMARY," "INFORMATION CONCERNING THE SPECIAL MEETING -- Required Vote," "SPECIAL FACTORS -- Interests of Certain Persons in the Merger; Certain Relationships -- Retained Equity Interest," "SPECIAL FACTORS -- Interests of Certain Persons in the Merger; Certain Relationships -- Restricted Stock," "THE VOTING AGREEMENT," "MARKET FOR THE COMMON STOCK -- Common Stock Purchase Information" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Proxy Statement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

       The information set forth in the sections entitled "SUMMARY," "INFORMATION CONCERNING THE SPECIAL MEETING -- Required Vote," "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Interests of Certain Persons in the Merger; Certain Relationships," "SPECIAL FACTORS -- Financing of the Merger -- Equity Contributions," "THE MERGER AGREEMENT" and "THE VOTING AGREEMENT" of the Proxy Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

       (a)-(b) The information set forth in the sections entitled "SUMMARY," "INFORMATION CONCERNING THE SPECIAL MEETING -- Purpose of the Special Meeting," "INFORMATION CONCERNING THE SPECIAL MEETING -- Required Vote," "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," "SPECIAL FACTORS --RB Capital's and RBR Acquisition's Purpose and Reason for the Merger," "SPECIAL FACTORS -- Financing of the Merger -- Equity Contributions," "THE MERGER AGREEMENT -- Treatment of Certain Shares Held by the Founders and Certain Other Individuals" and "THE VOTING AGREEMENT" of the Proxy Statement is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

       (a) The information set forth in the sections entitled "SUMMARY -- Dissenters' Rights of Appraisal" and "DISSENTERS' RIGHTS OF APPRAISAL" of the Proxy Statement and in Annex C to the Proxy Statement is incorporated herein by reference.

       (b) None of the Company, RB Capital, RBR Acquisiton or any of Messrs. Day, Greenlee, Lux or Wong has made any provision in connection with the Merger to allow unaffiliated security holders to obtain access to the corporate files of any of the Company, RB Capital or RBR Acquisition or to obtain counsel or appraisal services at the expense of the Company, RB Capital, RBR Acquisition or any of Messrs. Day, Greenlee, Lux or Wong.

       (c) The Merger does not involve the exchange of debt securities of the Company, RB Capital or RBR Acquisition for the equity securities held by security holders of the Company who are not affiliates of the Company.

ITEM 14.  FINANCIAL INFORMATION.

       (a) The information set forth in the section entitled "SUMMARY --Selected Consolidated Financial Data of the Company" and "WHERE YOU CAN FIND MORE INFORMATION" of the Proxy Statement is incorporated herein by reference.

       (b) Pro forma data disclosing the effect of the Merger on the Company's (i) balance sheets as of each of December 27, 1998 and March 28, 1999; (ii) statements of income, earnings per share amounts, and ratios of earnings to fixed charges for each of the fiscal year ended December 27, 1998 and the fiscal quarter ended March 28, 1999; and (iii) book value per share as of each of December 27, 1998 and March 28, 1999 are not material because the Merger Consideration is all cash and if the Merger is consummated, the Shares will cease to be publicly traded.

ITEM 15.   PERSONS AND ASSETS EMPLOYED, RETAIN OR UTILIZED.

       (a)-(b) The information set forth in the sections entitled "SUMMARY," "INFORMATION CONCERNING THE SPECIAL MEETING -- Purpose of the Special Meeting," "INFORMATION CONCERNING THE SPECIAL MEETING -- Proxy Solicitation," "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Interests of Certain Persons in the Merger; Certain Relationships," "SPECIAL FACTORS -- Financing of the Merger -- Equity Contributions," "SPECIAL FACTORS -- Financing of the Merger -- Sale-Leaseback Transactions," "THE MERGER AGREEMENT -- Treatment of Certain Shares Held by the Founders and Certain Other Individuals" and "THE VOTING AGREEMENT" of the Proxy Statement is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

       The information set forth in the section entitled "CERTAIN LITIGATION" of the Proxy Statement and in the entire Proxy Statement, together with the proxy card, and the schedules, exhibits, appendices and annexes thereto is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

       (a)(1) Commitment Letter executed by BankBoston, N.A. and BancBoston Robertson Stephens Inc. dated March 18, 1999.*

       (a)(2) Commitment Letter for Equity and Subordinated Credit Facilities executed by BancBoston Robertson Stephens Inc. dated March 18, 1999 (portions of the exhibit have been omitted pursuant to a confidential treatment request).*

       (b)(1) Opinion of U.S. Bancorp Piper Jaffray Inc., dated as of March 18, 1999 (attached as Annex B to the Proxy Statement and incorporated herein by reference).*

       (b)(2) Fairness Opinion Presentation to the Special Committee of the Board of Directors prepared by U.S. Bancorp Piper Jaffray Inc. dated March 18, 1999.*

       (b)(3) Fairness Opinion Presentation to the Special Committee of the Board of Directors prepared by U.S. Bancorp Piper Jaffray Inc. dated February 19, 1999.*

       (b)(4) Presentation to the Special Committee of the Board of Directors prepared by U.S. Bancorp Piper Jaffray Inc. dated January 22, 1999.*

       (c)(1) Agreement and Plan of Merger, dated as of March 18, 1999, by and among RB Capital, Inc., RBR Acquisition Corp. and Rock Bottom Restaurants, Inc. (attached as Annex A to the Proxy Statement and incorporated herein by reference).*

       (c)(2) Voting Agreement, dated as of March 18, 1999, by and among Rock Bottom Restaurants, Inc., RB Capital, Inc., RBR Acquisition Corp. and the stockholders of Rock Bottom Restaurants, Inc. party thereto.*

       (c)(3)  Commitment Letter for Common Equity Investment executed by Frank
               B. Day dated March 18, 1999.*

       (c)(4)  Commitment Letter for Common Equity Investment executed by Robert
               D. Greenlee dated March 18, 1999.*

       (c)(5)  Commitment Letter for Common Equity Investment executed by David
               M. Lux dated March 18, 1999.*

       (c)(6) Commitment Letter for Common Equity Investment executed by Arthur Wong dated March 18, 1999.*

       (d)(1)  Proxy Statement, together with the proxy card.

       (d)(2)  Press Release issued by the Company dated March 19, 1999.*

       (d)(3)  Press Release issued by the Company dated June 24, 1999.

       (e)(1) Section 262 of the Delaware General Corporation Law (attached as Annex C to the Proxy Statement and incorporated herein by reference).*

       (f)     Not applicable.

       (g)(1) Complaint in Wohlman v. Day, et al., Case No. 99CV0639, filed on February 2, 1999 in the Denver District Court, City and County of Denver, Colorado.*

       -------------
       *  Previously filed.

                                     SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:       June 24, 1999                   ROCK BOTTOM RESTAURANTS, INC.

                                             By:    /s/  William S. Hoppe
                                                -----------------------------
                                             Name:  William S. Hoppe
                                             Title: Executive Vice President,
                                                    Chief Financial Officer and
                                                    Chief Administrative Officer

                                             RB CAPITAL, INC.

                                             By:    /s/  Frank B. Day
                                                -----------------------------
                                             Name:  Frank B. Day
                                             Title: President

                                             RBR ACQUISITION CORP.

                                             By:    /s/  Frank B. Day
                                                -----------------------------
                                             Name:  Frank B. Day
                                             Title: President


                                             By:    /s/  Frank B. Day
                                                -----------------------------
                                                    Frank B. Day

                                             By:    /s/  Robert D. Greenlee
                                                -----------------------------
                                                    Robert D. Greenlee

                                             By:    /s/  David M. Lux
                                                -----------------------------
                                                    David M. Lux

                                             By:    /s/  Arthur Wong
                                                -----------------------------
                                                    Arthur Wong

                                   EXHIBIT INDEX


EXHIBIT
NUMBER                        DESCRIPTION
-------                       -----------
99(a)(1)    Commitment Letter executed by BankBoston, N.A. and BancBoston
            Robertson Stephens Inc. dated March 18, 1999.*

99(a)(2) Commitment Letter for Equity and Subordinated Credit Facilities executed by BancBoston Robertson Stephens Inc. dated March 18, 1999
            (portions of the exhibit have been omitted pursuant to a confidential treatment request).*

99(b)(1)    Opinion of U.S. Bancorp Piper Jaffray Inc., dated as of March 18, 1999
            (attached as Annex B to the Proxy Statement and incorporated herein by reference).*

99(b)(2)    Fairness Opinion Presentation to the Special Committee of the Board of
            Directors prepared by U.S. Bancorp Piper Jaffray Inc. dated March 18,
            1999.*

99(b)(3)    Fairness Opinion Presentation to the Special Committee of the Board of
            Directors prepared by U.S. Bancorp Piper Jaffray Inc. dated February
            19, 1999.*

99(b)(4) Presentation to the Special Committee of the Board of Directors prepared by U.S. Bancorp Piper Jaffray Inc. dated
            January 22, 1999.*

99(c)(1) Agreement and Plan of Merger, dated as of March 18, 1999, by and among RB Capital, Inc., RBR Acquisition Corp. and Rock Bottom Restaurants,
            Inc. (attached as Annex A to the Proxy Statement and incorporated herein by reference).*

99(c)(2)    Voting Agreement, dated as of March 18, 1999, by and among Rock Bottom
            Restaurants, Inc., RB Capital, Inc., RBR Acquisition Corp. and the stockholders of Rock Bottom Restaurants, Inc. party thereto.*

99(c)(3)    Commitment Letter for Common Equity Investment executed by Frank B.
            Day dated March 18, 1999.*

99(c)(4)    Commitment Letter for Common Equity Investment executed by Robert D.
            Greenlee dated March 18, 1999.*

99(c)(5)    Commitment Letter for Common Equity Investment executed by David M.
            Lux dated March 18, 1999.*

99(c)(6) Commitment Letter for Common Equity Investment executed by Arthur Wong dated March 18, 1999.*

99(d)(1)    Proxy Statement, together with the proxy card.

99(d)(2)    Press Release issued by the Company dated March 19, 1999.*

99(d)(3)    Press Release issued by the Company dated June 24, 1999.

99(e)(1)    Section 262 of the Delaware General Corporation Law (attached as Annex
            C to the Proxy Statement and incorporated herein by reference).*

99(f)       Not applicable.

99(g)(1)    Complaint in Wohlman v. Day, et al., Case No. 99CV0639, filed on
            February 2, 1999 in the Denver District Court, City and County of
            Denver, Colorado.*

       -------------
       *  Previously filed.